UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

P-79 Our eighth platform in the Búzios Field PRODUCTION AND SALES — 2Q26 Table of contents Table of contents 2Q26 Highlights ..................................................................................................... 4 Our Operating Results ........................................................................................ 8 Exploration and Production .................................................................................................................... 8 Refining, Transportation and Marketing ........................................................................................ 10 Gas and Low Carbon Energies .............................................................................................................. 13 Atmospheric Emissions ............................................................................................................................ 15 Exhibits..................................................................................................................17 Exhibit I - Consolidated Sales Volume .............................................................................................. 17 Exhibit II - Net Imports and Exports ................................................................................................... 18 Exhibit III - Oil Exports .............................................................................................................................. 19 Exhibit IV - Oil Products Exports .......................................................................................................... 20 Glossary ................................................................................................................ 21 Disclaimer Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 3Q26 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor. 4 Highlights 2Q26 Highlights 2Q26 In 2Q26, average production of oil, NGL, and natural gas reached a record 3.34 MM boed, 14.1% above the same quarter last year and up 3.4% from 1Q26, mainly driven by increased operational efficiency, the ramp-up of FPSOs Maria Quitéria in the Jubarte field, Alexandre de Gusmão in the Mero field, and P-78 in the Búzios field, as well as the start-up of FPSO P-79 in the Búzios field. These factors were partially offset by the natural decline of mature fields. This quarter, 10 new producing wells started up, including 4 in the Campos Basin and 6 in the Santos Basin. Main events in 2Q26 Improved operational efficiency of our assets enabled us to produce an additional 70 mbpd compared to 2Q25. This improvement was driven by operational efforts and spending on maintenance and integrity, enhancing the reliability of our production systems. This performance is equivalent to the production capacity of FPSO Anna Nery, in Marlim field. On June 23, the platforms in the Búzios field reached a record average production of 1.1 MM bpd, surpassing the 1 million milestone achieved in October 2025. Just three days later, on June 26, the Búzios platforms surpassed the previous record, with an average production of 1.2 MM bpd. These records were achieved due to increased operations at the P-78 and P-79, which are in the production development phase. In addition, the platforms in the Búzios field achieved, for the first time, in June, an average monthly production higher than 1 MM bpd. This milestone was reached 8.2 years after the start of commercial production from the field’s permanent production systems, surpassing the performance of the Tupi field, which reached the same mark in 8.8 years. P-79 unit started up on May 1, in the pre-salt layer of the Santos Basin, three months ahead of the schedule assumed in the 2026-30 Business Plan and five months ahead of the schedule assumed in the previous 2025–29 Business Plan. The eighth platform in the Búzios field, with production capacity of 180 mbpd, and a gas compression capacity of 7.2 MM m³/d, the unit increases the field’s installed production capacity to approximately 1.33 MM bpd. The unit achieved first gas injection on June 26, setting yet another record for Petrobras’ owned platforms: 56 days after start-up. 2,334 2,583 2,689 559 613 619 31 28 28 2T25 1T26 2T26 Total Own Productionmboed Oil Gas Oil and Gas - abroad 2,923 3,225 3,336 5 Highlights 2Q26 FPSO Almirante Tamandaré, also operating in the Búzios field, achieved a record average monthly oil production of 253 mbpd in June 2026, remaining the highest-producing platform in Brazil. Mero averaged production of approximately 740 mbpd in 2Q26, with a high operational efficiency rate. In addition to Búzios and Mero, the other assets in Santos Basin have been maintaining a high production level, stable since 2022, even without the start-up of new systems. These assets, including Tupi, Sépia, Atapu, Itapu, Sapinhoá, and Berbigão, deliver a consistent operational performance, which supports, alongside our major portfolio developments, a production above 1.5 MM bpd. In Campos Basin, oil production totaled 559 mbpd in 2Q26, the second highest level since 4Q23, driven by investments and asset management and optimization in the basin, reversing the downward trend. Highlights of the Refining, Transportation and Marketing segment In 2Q26, we set an all-time high Utilization Factor (FUT) of our refineries, reaching 101.2% and surpassing the previous record of 101.1% set in 3Q14. Notably, during this period, the FUT reached 102.5% for two consecutive months, April and May 2026, the highest monthly refinery utilization ever recorded. In the current geopolitical environment, high utilization of refining capacity has been instrumental in increasing domestic oil products supply. As a result, oil products imports fell to 67 mbpd in 2Q26, the lowest quarterly volume on record, while sales of Petrobras-produced oil products increased. Domestic oil products sales in 2Q26 remained broadly stable compared to 1Q26, as growth in diesel and LPG sales offset lower demand in other products. Higher oil production also supported exports, which reached almost 1 MM bpd, while also helping to reduce crude oil imports to 89 mbpd in 2Q26, the lowest level since the pandemic. Total operated production in 2Q26: 4.87 MM boed (previous record of 4.65 MM boed in 1Q26). Total own production in 2Q26: 3.34 MM boed (previous record of 3.23 MM boed in 1Q26). Total operated pre-salt production in 2Q26: 4.24 MM boed (previous record of 4.01 MM boed in 1Q26). Total own pre-salt production in 2Q26: 2.78 MM boed (previous record of 2.66 MM boed in 1Q26). In this quarter, we achieved several production records, among which we highlight: 6 Highlights 2Q26 "A volatile international scenario marked the second quarter, making operational efficiency and the integration of our assets even more relevant, which enabled higher utilization of our oil products output and a reduced need for imports. With effective planning and inventory management, our own diesel production was sufficient to meet the Company’s commitments throughout the period." Angélica Laureano, Director of Logistics, Marketing, and Markets Below, we highlight the key events of the quarter: Increased oil products output, reaching 1,918 mbpd, up 5.6% from 1Q26 and 10.9% from 2Q25. High refinery utilization rates resulted in record production levels during 2Q26, notably 509 mbpd of S10 diesel and 109 mbpd of jet fuel. Middle distillates (diesel and jet fuel) and gasoline accounted for 68% of oil products output in 2Q26, reaffirming our strategic focus on the production of high value-added oil products. Pre-salt crude accounted for 73% of refinery feedstock in 2Q26, up 4 percentage points from 1Q26, demonstrating the flexibility to process these streams. “These results reflect the efficient operation and maintenance of our facilities, process optimization focused on maximizing higher value-added oil products, investments in revamps, and the application of innovative technologies focused on generating value for the company.” William França, Director of Industrial Processes and Products In April 2026, Petrobras reached a milestone in the RefTOP Program: the capacity to process 100% of pre-salt oils in its distillation feedstock. This advancement expands the company’s operational flexibility to optimize the use of these streams when economically viable. We sold 6.1 thousand m³ of Sustainable Aviation Fuel (SAF) produced via coprocessing at REDUC, with 1% renewable content and certified under the international CORSIA1 sustainability scheme - a volume above the previous quarter’s. 1 CORSIA: “Carbon Offsetting and Reduction Scheme for International Aviation” — Program of the International Civil Aviation Organization (ICAO) for the reduction and offsetting of CO₂ emissions from international flights. 7 Highlights 2Q26 In May 2026, Petrobras Podium gasoline recorded the highest monthly sales volume in its 24-year history, with 12.49 million liters sold. This result reflects the growing preference of Podium among consumers seeking superior performance, engine protection, and a lower environmental impact, with greenhouse gas emissions fully offset through carbon credits generated by forest conservation projects. Also in May 2026, we recorded a monthly record for oil products volumes handled at our Midwest logistics hubs, reaching 40,100 m³ of diesel and gasoline in Rondonópolis, Sinop, and Rio Verde. This result underscores the strategic importance of these hubs in Petrobras’ operations across one of the country’s key agricultural frontiers, which is becoming increasingly relevant for placing REPLAN's production. FUT quarterly record: 101.2%. Quarterly production records (2Q26) Diesel S10 Refining System: 509 mbpd REPLAN: 128 mbpd RNEST: 80 mbpd REPAR: 50 mbpd Gasoline REFAP: 54 mbpd Jet fuel Refining System: 109 mbpd Half-Year Production Records (1H26) Diesel S10 Refining System: 974 mbpd RNEST: 141 mbpd REPAR: 96 mbpd REDUC: 57 mbpd Gasoline REPAR: 131 mbpd REFAP: 105 mbpd Jet fuel REPLAN: 53 mbpd We set several records, among which we highlight: 8 Operating Results Our Operating Results Exploration and Production Variation (%) 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Crude oil, NGL and natural gas production - Brazil (mboed) 3,308 3,197 2,892 3,253 2,820 3.5 14.4 15.4 Crude oil and NGLs (mbpd)(1) 2,689 2,583 2,334 2,636 2,278 4.1 15.2 15.7 Onshore and Shallow water 34 34 35 34 35 − (2.9) (2.9) Post-salt - deep and ultra deep 356 361 312 358 320 (1.4) 14.1 11.9 Pre-salt 2,299 2,189 1,986 2,244 1,923 5.0 15.8 16.7 Natural gas (Mboed) 619 613 559 616 542 1.0 10.7 13.7 Crude oil, NGL and natural gas production - Abroad (mboed) 28 28 31 28 31 − (9.7) (9.7) Total production (mboed) 3,336 3,225 2,923 3,281 2,851 3.4 14.1 15.1 Total commercial production (mboed) 2,927 2,831 2,560 2,879 2,492 3.4 14.3 15.5 Total operated production (mboed) 4,866 4,647 4,203 4,757 4,095 4.7 15.8 16.2 (1) There were adjustments in the LPG production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex. Oil production in the pre-salt in 2Q26 was 2,299 mbpd, 5.0% higher than 1Q26, mainly due to higher operational efficiency, the ramp-up of FPSOs Maria Quitéria, Alexandre de Gusmão and P-78, the production start-up of FPSO P-79 and lower volumes of losses due to maintenance shutdowns. Five new producing wells also started production, all in Santos Basin. Post-salt oil production in the quarter was 356 mbpd, 14.4% higher than 2Q25 and 1.4% lower than 1Q26, mainly due to higher volumes of losses due to maintenance shutdowns in Campos Basin. Partially offsetting this, we had the start-up of 5 new producing wells, with 4 in Campos Basin and 1 in Santos Basin. Total onshore and shallow water oil and gas production in 2Q26 was 121 mboed, 1.7% higher than in 2Q25. Oil production in the same segment in 2Q26 was 34 mbpd, in line with 1Q26. Overseas production was 28 mboed, also in line with the previous quarter. 9 Operating Results “This quarter’s results primarily reflect the consistent gains in operational efficiency across our assets and a significant step forward in the operations of our units, reaching new production records. With higher efficiency, we produced 70 thousand more barrels per day than in the same period of the previous year — an increase equivalent to the production capacity of FPSO Anna Nery, in Marlim field. In addition, the start-up of P-79, the eighth unit in Búzios field, reinforces the strategic importance of this asset for Brazil. Búzios has just reached a new production record, with an average of 1.2 MM bpd, and will also have four more planned units, further expanding its contribution to the country’s energy security.” Sylvia Anjos, Chief Exploration and Production Officer “The acceleration of the production start-up of P-79 demonstrates Petrobras' ability to plan and deliver complex projects, from engineering to operation, with a permanent focus on safety. We continue to implement ongoing optimizations in our processes to speed up the start-up of new wells, which accounted for 72% of the increase in production during the quarter. In the second quarter, 20 new wells —including producers and injectors— were tied in, which will help sustain production in the coming months.” Renata Baruzzi, Chief of Engineering, Technology and Innovation Officer 10 Operating Results Refining, Transportation & Marketing Variation (%) 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Total sales volume in the domestic market (mbpd) 1,742 1,745 1,714 1,744 1,705 (0.2) 1.6 2.3 Diesel 742 739 721 740 727 0.4 2.9 1.8 Gasoline 404 413 404 408 401 (2.2) − 1.7 Jet Fuel 111 126 112 119 113 (11.9) (0.9) 5.3 Naphtha 86 88 71 87 67 (2.3) 21.1 29.9 Fuel Oil 19 20 18 20 20 (5.0) 5.6 − Liquefied Petroleum Gas (LPG) 223 206 225 215 215 8.3 (0.9) − Others 157 153 163 155 162 2.6 (3.7) (4.3) Total production volume (mbpd) 1,918 1,816 1,730 1,867 1,718 5.6 10.9 8.7 Diesel 764 715 680 739 672 6.9 12.4 10.0 Gasoline 424 417 404 421 412 1.7 5.0 2.2 Jet Fuel 109 95 87 102 90 14.7 25.3 13.3 Naphtha 93 86 77 89 70 8.1 20.8 27.1 Fuel Oil 231 223 198 227 195 3.6 16.7 16.4 Liquefied Petroleum Gas (LPG) 120 117 111 119 113 2.6 8.1 5.3 Others 177 163 173 170 166 8.6 2.3 2.4 Other operating information Variation (%) mbpd 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Reference feedstock 1,813 1,813 1,813 1,813 1,813 − − − Total distillation feedstock 1,835 1,729 1,651 1,782 1,645 6.1 11.1 8.3 Total refining plants utilization factor (*) 101% 95% 91% 98% 91% 6.0 10.0 7.0 Fresh processed feedstock 1,806 1,698 1,616 1,752 1,617 6.4 11.8 8.3 NGL processed feedstock 43 48 48 46 46 (10.4) (10.4) − Domestic crude oil as % of total processed feedstock (*) 93% 92% 92% 93% 92% 1.0 1.0 1.0 Pre-salt crude oil as % of total processed feedstock (*) 73% 69% 71% 71% 72% 4.0 2.0 (1.0) (*) Variations in percentage points. 11 Operating Results Sales In 2Q26, domestic sales of oil products remained broadly in line with the previous quarter, supported by higher diesel and LPG sales, driven by seasonal demand factors, which offset the declines observed in the other refined products. Diesel sales increased by 0.4%. Demand typically increases in the second quarter following the slowdown in economic activity seen in the first quarter. This positive seasonal effect was partially offset by greater diesel supply from other producers during the period. LPG sales increased by 8.3% in 2Q26, also reflecting seasonal factors, as lower average temperatures across the country's main consumption centers contributed to higher demand for heating. The increase was further supported by the lower comparison base in 1Q26, which had been affected by the vacation period and weaker industrial activity. Gasoline sales, on the other hand, declined by 2.2% due to the greater competitiveness of hydrous ethanol in several markets. Jet fuel sales decreased by 11.9%, primarily reflecting the higher consumption recorded in the previous quarter, driven by the vacation season and the resulting increase in air travel. The decline was also influenced by airlines' fleet optimization in response to higher international jet fuel prices. Naphtha sales in 2Q26 fell by 2.3% compared to 1Q26, reflecting operational optimization at the REFAP refinery to maximize gasoline production. Fuel oil sales decreased by 5.0%, mainly due to lower sales to the marine segment following the end of the cruise season. This effect was partially offset by higher sales to the industrial segment, driven by increased coastal shipping deliveries to the North and Northeast regions. Production Oil products output in 2Q26 totaled 1,918 mbpd, an increase of 5.6% compared to 1Q26. Higher refinery utilization boosted the production of the main refined products. Diesel and jet fuel output increased by 6.9% and 14.7%, respectively, versus the previous quarter, reaching new all-time records of 509 mbpd for S-10 diesel and 109 mbpd for jet fuel. Quarterly production records for S-10 diesel were also achieved at the REPLAN (128 mbpd), RNEST (80 mbpd), and REPAR (50 mbpd) refineries. Gasoline and naphtha production also benefited from higher refinery utilization, increasing 1.7% and 8.1%, respectively. REFAP posted a quarterly record for gasoline production, reaching 54 mbpd. LPG production increased by 2.6%, while fuel oil output rose 3.6% in 2Q26 compared with 1Q26, both reflecting the higher utilization of the refining system during the period. 12 Operating Results VO1 2 SBC: Synthetic Blending Component (for Sustainable Aviation Fuel (SAF) production); HVO: Hydrotreated Vegetable Oil, also known as Renewable Diesel (Green Diesel). Crude oil transfer record via CTV: In June 2026, Petrobras transferred a record 15.4 million barrels of crude oil through Cargo Transfer Vessels (CTVs). CTVs enable crude oil to be transferred directly from offshore platforms to large tankers at sea, providing a faster and more efficient alternative to onshore terminals. The increased use of CTVs enhances logistics efficiency and accelerates production offloading. Records in heavy products logistics: Also in June 2026, Petrobras achieved three logistics records for heavy products in the Southern region, including the REPAR–TEPAR pipeline flow, VLSFO (bunker fuel) road transportation from REPAR, and fuel oil barge movements at TENIT. These achievements helped ensure efficient product evacuation from Southern refineries while supporting high refinery utilization Milestone in Petrobras' shuttle tanker fleet modernization: The MT JANEIRO KNUTSEN arrived in Brazil on June 29, 2026, docking at São Sebastião. Delivered in Singapore on June 1, 2026, following the successful completion of Petrobras Acceptance Trials, the vessel received authorization to operate in Brazilian waters in a record time. This acquisition reinforces Petrobras' commitment to continuously modernizing its fleet, strengthening offshore logistics efficiency and crude oil evacuation capacity. Advances in Sustainable Fuel Production: SAF production progress at REVAP: Successful tests at REVAP confirmed the production of Sustainable Aviation Fuel (SAF) with the incorporation of up to 1% vegetable oil, advancing the international certification process. This initiative positions Petrobras ahead of upcoming regulatory requirements. Beginning in 2027, SAF blending will become mandatory under Brazil's Fuel of the Future Law and the CORSIA framework, enabling Petrobras to meet future market demand. Higher renewable content in Diesel R at REDUC: Testing at REDUC successfully achieved up to 8.5% renewable content (soybean oil) in Diesel R, representing a significant improvement over the 5% achieved in 2023. This milestone demonstrates Petrobras' ability to increase the share of renewable feedstocks while maintaining product quality. Renewable asphalt certification at REVAP: REVAP became the first Petrobras refinery to produce and certify its entire portfolio of asphalt products (CAP) with renewable content, further enhancing operational efficiency. Approval of the Final Investment Decision (FID) for the RPBC HEFA project, authorizing the construction of a plant with a production capacity of 15 mbpd of SBC and/or HVO2, with start-up scheduled for 2030. These achievements reinforce Petrobras' strategy of expanding the supply of lower-carbon products while proactively preparing for the requirements of the energy transition. Highlights RTM 13 Operating Results Gas and Low Carbon Energies Variation (%) 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Natural Gas (MM m³/day) Sales volume of natural gas 45 46 42 45 41 (2.2) 7.1 9.8 Natural Gas Supply National gas delivery 38 39 34 38 32 (2.6) 11.8 18.8 Regasification of liquefied natural gas 1 − − 1 1 − − − Import of natural gas from Bolivia 7 7 9 7 10 − (22.2) (30.0) Power (average MW) (1) Capacity obligation awarded in the capacity reserve auction (MW) (2) 1,120 1,120 − 1,120 − (0.0) − − Sale of thermal availability at auction 568 568 714 568 714 (0.0) (20.4) (20.4) Sale of electricity 911 1,205 772 1,057 689 (24.4) 18.0 53.4 (1) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Electricity Trading Chamber (CCEE) is issued. (2) Effective as of Aug/25, according to the 1st Capacity Reserve Auction held in 2021. In 2Q26, natural gas sales and internal consumption volumes declined 2.2% compared to 1Q26, reflecting lower domestic natural gas availability and reduced supply to power plants to accommodate fluctuations in the supply-demand balance. The 2.6% reduction in domestic natural gas supply in 2Q26 resulted from interruptions in production units and pipeline systems. This impact was partially offset by higher LNG volumes supplied to the market. Mechanism to Mitigate Brent Volatility To mitigate the impacts of international price volatility, intensified by tensions in the Middle East, Petrobras created a price band mechanism linked to Brent for calculating natural gas sales prices. The initiative establishes minimum and maximum price limits (floor and cap) and may be adopted by costumers through contractual amendments. Energy Exports We captured 216 MWavg in energy sales opportunities to a trader in the quarter, which was destined for export, with a peak of 328 MWavg in May. Highlights G&LCE 14 Operating Results “In a context of high volatility of international prices, intensified by recent geopolitical tensions, Petrobras offered customers a mechanism to mitigate Brent price variation. The measure reduces the risk of abrupt price increases and contributes to preserving demand and the competitiveness of natural gas in the Brazilian market, in line with the expansion of domestic supply.” William França, Chief Industrial Processes and Energy Transition and Sustainability Officer 15 Operating Results Atmospheric Emissions The monitoring of greenhouse gas (GHG) emission metrics encourages the adoption of practices and the development of projects aimed at reducing these gas emissions by the company and maximizing value generation considering the risks and opportunities associated with a just energy transition to a low-carbon economy. GHG Emissions O&G (million tons of CO2e): 1H26: 25.0 1H25: 23.0 Operational GHG Emissions from Oil and Gas Activities The GHG – O&G indicator measures the operational emissions from oil and gas activities only, not including emissions from operations in the thermoelectricity market. GHG – O&G emissions in 1H26 were 25 million tons, 2 million tons higher than in 1H25. The increase reflects higher oil and gas production, including the start-up of new units, as well as higher refinery throughput to support increased oil products production. Greenhouse Gas Emission Intensity (GHGI) 1H26 2025 E&P GHGI (kgCO2e/boe produced) 14.4 14.7 Refining GHGI (kgCO2e/CWT) 37.1 36.7 Methane Emissions Intensity (tCH4/thousand tHC) 0.22 0.23 E&P The E&P GHGI was 14.4 kgCO2e/boe in 1H26, showing a reduction of 0.3 kgCO2e/boe compared to 2025. The start-up of new units with lower emissions intensity, in addition to initiatives aimed at operational efficiency and loss reduction in operating units, contributed to the lower emissions intensity. Refining The 1H26 result showed an increase of 0.4 kgCO2e/CWT (~1%) compared to 2025 due to improvements in the indicator calculation methodology. On the other hand, we highlight that continuous improvements in energy efficiency and decarbonization in our refining system positively impacted the indicator. 16 Operating Results Methane Emissions Intensity Methane has a specific metric due to its significantly high global warming potential in the short term. In 1H26 the indicator showed a slight reduction of 0.01 tCH₄/thousand tHC compared to 2025, driven by factors similar to those observed for the E&P GHGI, notably through initiatives such as monitoring and repair of components with fugitive emissions. In partnership with BNDES, Petrobras will guarantee the long-term purchase of 5 million carbon credits originated from ecological restoration projects of degraded areas in the Amazon. The initiative should enable the planting of more than 25 million native trees and capture 5 million tons of carbon, strengthening the voluntary carbon market in Brazil and contributing to Petrobras' climate commitments. Petrobras signs contracts for first ProFloresta+ auction 17 Exhibits Exhibits EXHIBIT I - CONSOLIDATED SALES VOLUME Variation (%) Sales volume (mbpd) 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Diesel 742 738 721 740 727 0.5 2.9 1.8 Gasoline 404 413 404 408 401 (2.2) − 1.7 Jet Fuel 111 126 112 119 113 (11.9) (0.9) 5.3 Naphtha 86 88 71 87 67 (2.3) 21.1 29.9 Fuel oil 19 20 18 20 20 (5.0) 5.6 − LPG 223 206 225 215 215 8.3 (0.9) − Others 157 152 163 155 162 3.3 (3.7) (4.3) Oil products 1,742 1,743 1,714 1,744 1,705 (0.1) 1.6 2.3 Renewable, nitrogenous and others 15 15 5 15 6 − 200.0 150.0 Petroleum 139 138 173 138 187 0.7 (19.7) (26.2) Natural gas 168 166 179 167 174 1.2 (6.1) (4.0) Total domestic market 2,064 2,062 2,071 2,064 2,072 0.1 (0.3) (0.4) Exports of petroleum, oil products and others 1,233 1,122 874 1,178 820 9.9 41.1 43.7 Sales abroad 34 33 38 34 30 3.0 (10.5) 13.3 Total external market 1,267 1,155 912 1,212 850 9.7 38.9 42.6 Grand total 3,331 3,217 2,983 3,276 2,922 3.5 11.7 12.1 18 Exhibits EXHIBIT II - NET IMPORTS AND EXPORTS Variation (%) Thousand barrels per day (mbpd) 2Q26 1Q26 2Q25 1H26 1H25 2Q26 X 1Q26 2Q26 X 2Q25 1H26 X 1H25 Net export (import) 1,075 852 526 963 509 26.2 104.4 89.2 Import 156 268 348 212 309 (41.8) (55.2) (31.4) Petroleum 89 157 134 123 133 (43.3) (33.6) (7.5) Diesel 18 49 122 34 94 (63.3) (85.2) (63.8) Gasoline − − 3 − 4 − − − Naphtha − − − − − − − − GLP 49 26 76 37 64 88.5 (35.5) (42.2) Other oil products − 36 13 18 14 − − 28.6 Export 1,231 1,120 874 1,175 818 9.9 40.8 43.6 Petroleum 996 888 690 942 621 12.2 44.3 51.7 Fuel oil 187 187 161 187 162 − 16.1 15.4 Other oil products 48 45 23 46 35 6.7 108.7 31.4 In the comparison between 2Q26 and 1Q26, net exports increased by 26.2%, rising from 852 mbpd to 1,075 mbpd. This result was due to the combination of higher export volumes, which grew by 9.9%, and lower imports, which fell by 41.8%. On the export side, growth was driven by higher crude oil export volumes, supported by increased production and by the recognition of ongoing exports at the end of 1Q26. At the same time, the decline in imports reflected a lower need for external purchases of crude oil and diesel, whose volumes fell by 43.3% and 63.3%, respectively. In this context, higher oil products output at the refining system also helped increase the supply of own products and reduce reliance on imports — especially diesel — thereby reinforcing the improvement in the quarter’s net balance. 19 Exhibits EXHIBIT III - OIL EXPORTS (*) Country 2Q26 1Q26 2Q25 China 35% 62% 51% India 22% 15% 3% Europe 18% 8% 17% Asia (Ex China and India) 14% 8% 9% Latam 6% 5% 6% USA 2% 0% 8% South Africa 2% 0% 2% Caribbean 0% 1% 3% In the second quarter of 2026, we saw a reduction in China’s share as a destination for crude oil exports, mainly due to the country’s measures to curb its imports amid the international market price environment. The reduction in Chinese purchases during this period was offset by increased export flows to India, Europe, and the rest of Asia. We secured five new customers — Formosa (Taiwan), OQ Trading (Oman), Orlen (Poland), Preem (Sweden), and Sasol (South Africa) — for Atapu, Búzios, Itapu, Sururu, and Tupi oils, reflecting the quality of our crude oil and consolidating Petrobras’ presence in strategic markets. 20 Exhibits EXHIBIT IV - OIL PRODUCTS EXPORTS (*) Country 2Q26 1Q26 2Q25 Singapore 50% 56% 63% USA 31% 27% 27% Others 19% 17% 9% We carried out our first export of green petroleum coke to Sunstone in China, reinforcing the competitiveness of our products in strategic and highly demanding markets. With this initiative, we reached our seventh new coke customer in 2026, expanding our global presence and strengthening our position as a reliable and relevant supplier on the international stage. Further regarding international expansion, we completed our first two sales of high-sulfur fuel oil (HSFO) to Europe in 2026. The shipments were delivered to Rotterdam, Europe’s main energy hub, reinforcing the diversification of markets served by our oil products exports3. 3 Refers to exports according to the physical criterion of departure from the Brazilian coast. 21 Glossary Glossary A Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced. C Capacity Obligation Awarded in the Capacity Reserve Auction (MW): power availability that the generating agent undertakes to maintain available for the electrical system, with flexibility, ensuring the reliability of supply at times of peak demand. In Capacity Reserve Contracts in the form of power, the generating agent receives a fixed portion, associated with the contracted power availability, and a variable portion associated with the dispatch by the National System Operator (ONS). The energy associated with the generation will be the agent's resource and freely traded. CCS: Carbon capture and storage CCUS: Carbon capture, utilization and storage D Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or “HVO”) has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil. Co-processed diesel with renewable content, as well as pure HVO, are free of contaminants and do not cause damage to engines, effectively extending vehicles lifespan and reducing transportation costs. Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies. F FPSO: Floating, Production, Storage and Offloading Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+. FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases. 22 Glossary G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. GHG Emissions Intensity in E&P: GHG emissions, in terms of CO₂e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio. GHG Emissions Intensity in Refining: GHG emissions, in terms of CO₂e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio. L LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m³. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure. M mboed: Thousand barrels of oil equivalent per day mbpd: Thousand barrels per day Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production. N National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m³. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units. NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons. NGL processed feedstock: the volume of NGL processed in refining units. 23 Glossary R Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies. Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. S Sale of Capacity Reserve at Auction (MWavg): amount of power the generating agent undertakes to keep available to the electrical system, ensuring the reliability of supply at times of peak demand or supply restrictions. In Capacity Reserve Contracts of power, the agent receives a fixed portion, associated with the availability of the contracted power, and a variable remuneration, linked to the plant's energy generation costs when dispatched by the National System Operator (ONS). Ship to ship (STS): It refers to a cargo transfer operation carried out directly between two vessels moored side by side, either offshore or at a terminal. T Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed). Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals. Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners. Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold). Total utilization factor (FUT) of the refining park: Refining performance indicator that measures the total refinery throughput in the distillation units divided by the operable refining capacity of its units. It is important standing out that Petrobras operates its refineries units in compliance with the throughput limits authorized by ANP, the equipment design criteria, and safety and environmental requirements. V VLSFO: Very Low Sulfur Fuel Oil. Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer